Exhibit (a)(5)(ix)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of the Class A common stock of AMC Networks Inc. The Offer (as defined below) is made solely by the Offer to Purchase, dated September 16, 2020, and the related Letter of Transmittal, and any amendments or supplements thereto. AMC Networks Inc. is not making the Offer to, and will not accept any tendered Class A Shares (as defined below) from, stockholders in any jurisdiction or in any circumstances where it would be illegal to do so, provided that it will comply with the requirements of Rule 13e-4(f)(8) promulgated under the Securities Exchange Act of 1934, as amended. However, AMC Networks Inc. may, at its discretion, take any actions necessary for it to make the Offer to stockholders in any such jurisdiction. In any jurisdiction where the securities or blue sky laws require the Offer to be made by a licensed broker or dealer, the Offer is being made on behalf of AMC Networks Inc. by the Joint Dealer Managers (as defined below) or one or more registered brokers or dealers, which are licensed under the laws of such jurisdiction.

Notice of Offer to Purchase for Cash

by

AMC Networks Inc.

of

Up to $250 Million in Value of Shares of its Class A Common Stock

At a Purchase Price

Not Greater Than $26.50 per Class A Share

Nor Less Than $22.50 per Class A Share

AMC Networks Inc., a Delaware corporation (the “Company”), is offering to purchase up to $250 million in value of shares of its Class A common stock, par value $0.01 per share (each, a “Class A Share”), at a price not greater than $26.50 nor less than $22.50 per Class A Share, to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions described in the Offer to Purchase, dated September 16, 2020 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal”) (which together, as they may be amended or supplemented from time to time, constitute the “Offer”).

THE OFFER, PRORATION PERIOD, AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, AT THE END OF WEDNESDAY, OCTOBER 14, 2020, UNLESS THE OFFER IS EXTENDED (SUCH DATE AND TIME, AS THEY MAY BE EXTENDED, THE “EXPIRATION DATE”).

The Offer is not conditioned on the receipt of financing or any minimum number of Class A Shares being tendered. The Offer is, however, subject to other conditions as set forth in the Offer to Purchase.

Upon the terms and subject to the conditions of the Offer, which will be conducted through a modified “Dutch auction” process, the Company will determine a single price per Class A Share, not greater than $26.50 nor less than $22.50 per Class A Share, to the seller in cash, less any applicable withholding taxes and without interest, that the Company will pay for Class A Shares properly tendered and not properly withdrawn from the Offer, taking into account the total number of Class A Shares tendered and the prices specified, or deemed specified, by tendering stockholders. The Company will select the single lowest purchase price (in multiples of $0.10) within the price range specified above that will allow it to purchase up to $250 million in value of Class A Shares. Upon the terms and subject to the conditions of the Offer, if, based on the purchase price determined by the Company, Class A Shares having an aggregate value of less than $250 million are properly tendered and not properly withdrawn, the Company will select the lowest price that will allow the Company to buy all the Class A Shares that are properly tendered and not properly withdrawn before the Offer expires. All Class A Shares the Company purchases in the Offer will be acquired at the same purchase price regardless of whether any stockholder tenders at a lower price. Only Class A Shares properly tendered at prices at or below the purchase price selected by the Company and not properly withdrawn will be purchased. However, because of “odd lot” priority, proration and conditional tender provisions described in the Offer to Purchase, the Company may not purchase all of the Class A Shares tendered at or below the purchase price if, based on the purchase price determined by the Company, more than $250 million in value of Class A Shares are properly tendered and not properly withdrawn. Class A Shares not purchased in the Offer will be returned to the tendering stockholders at the Company’s expense promptly after the Expiration Date of the Offer. The Company reserves the right, in its sole discretion, to change purchase price range per Class A Share and to increase or decrease the value of Class A Shares sought in the Offer, subject to applicable law. In accordance with the rules of the Securities and Exchange Commission, the Company may increase the number of Class A Shares accepted for payment in the Offer by no more than 2% of the outstanding Class A Shares without extending the Offer.

As of September 11, 2020, there were 40,557,330 Class A Shares issued and outstanding and 11,484,408 shares of the Company’s Class B common stock issued and outstanding. At the maximum purchase price of $26.50 per Class A Share, the Company could purchase 9,433,962 Class A Shares if the Offer is fully subscribed, which would represent approximately 23.3% of the issued and outstanding Class A Shares as of September 11, 2020. At the minimum purchase price of $22.50 per Class A Share, the Company could purchase 11,111,111 Class A Shares if the Offer is fully subscribed, which would represent approximately 27.4% of the issued and outstanding Class A Shares as of September 11, 2020 The Class A Shares are listed and traded on The Nasdaq Stock Market under the symbol “AMCX.” Stockholders are urged to obtain current market quotations for the Class A Shares before deciding whether and at what purchase price or purchase prices to tender their Class A Shares.

The Company expressly reserves the right, in its sole discretion, at any time and from time to time, to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and payment for, any Class A Shares by giving oral or written notice of such extension to Equiniti Trust Company, the depositary for the Offer (the “Depositary”), and making a public announcement of such extension not later than 9:00 a.m., New York City time, on the first business day after the previously scheduled Expiration Date.

The Offer will expire at 12:00 Midnight, New York City time, at the end of Wednesday, October 14, 2020, unless the Company exercises its right, in its sole discretion, to extend the period of time during which the Offer will remain open. Beneficial owners should be aware that their broker, dealer, commercial bank, trust company or other nominee may establish its own earlier deadlines for participation in the Offer. Accordingly, beneficial owners wishing to participate in the Offer should contact their broker, dealer, commercial bank, trust company or other nominee as soon as possible in order to determine the times by which such owner must take action in order to participate in the Offer.

In accordance with the instructions to the Letter of Transmittal, stockholders wishing to tender Class A Shares must specify the price or prices, not greater than $26.50 nor less than $22.50 per Class A Share, at which they are willing to sell their Class A Shares to the Company in the Offer. Alternatively, stockholders desiring to tender Class A Shares can choose not to specify a price and, instead, elect to tender their Class A Shares at the purchase price ultimately paid for Class A Shares properly tendered and not properly withdrawn in the Offer. If a stockholder agrees to accept the purchase price determined in the Offer, its Class A Shares will be deemed to be tendered at the minimum price of $22.50 per Class A Share, which could result in the tendering stockholder receiving the minimum price of $22.50 per Class A Share. See the Offer to Purchase for recent market prices for the Class A Shares.

Stockholders wishing to tender Class A Shares must follow the procedures set forth in the Offer to Purchase and in the related Letter of Transmittal.

Upon the terms and subject to the conditions of the Offer, if, based on the purchase price determined by the Company, Class A Shares having an aggregate value in excess of $250 million (or such greater amount as the

Company may elect to pay, subject to applicable law) are properly tendered at or below the purchase price and not properly withdrawn prior to the Expiration Date, the Company will purchase Class A Shares as follows:

•

first, the Company will purchase all odd lots of less than 100 Class A Shares at the purchase price determined in the Offer from stockholders who validly tender all of their Class A Shares at or below the purchase price determined in the Offer and who do not validly withdraw them before the Expiration Date (tenders of less than all of the Class A Shares owned, beneficially or of record, by such odd lot holder (each, an “Odd Lot Holder”) will not qualify for this preference);

•

second, after purchasing all the odd lots that were validly tendered at or below the purchase price determined in the Offer, subject to the conditional tender provisions described in the Offer to Purchase (whereby a holder may specify a minimum number of such holder’s Class A Shares that must be purchased if any such Class A Shares are purchased), the Company will purchase all Class A Shares properly tendered at or below the purchase price determined in the Offer on a pro rata basis with appropriate adjustment to avoid purchases of fractional Class A Shares; and

•

third, only if necessary to permit the Company to purchase $250 million in value of Class A Shares (or such greater amount as the Company may elect to pay, subject to applicable law), the Company will purchase Class A Shares conditionally tendered (as described in the Offer to Purchase) (for which the condition was not initially satisfied) at or below the purchase price determined in the Offer, by random lot, to the extent feasible. To be eligible for purchase by random lot, stockholders whose Class A Shares are conditionally tendered must have tendered all of their Class A Shares.

For purposes of the Offer, the Company will be deemed to have accepted for payment (and therefore purchased), subject to “odd lot” priority, proration, and conditional tender provisions of the Offer, Class A Shares that are properly tendered at or below the purchase price selected by the Company and not properly withdrawn only when, as and if the Company gives oral or written notice to the Depositary of the Company’s acceptance of the Class A Shares for payment pursuant to the Offer.

Upon the terms and subject to the conditions of the Offer, the Company will accept for payment and pay the per Class A Share purchase price for all of the Class A Shares accepted for payment pursuant to the Offer promptly after the Expiration Date. In all cases, payment for Class A Shares tendered and accepted for payment pursuant to the Offer will be made promptly, subject to possible delay in the event of proration, but only after timely receipt by the Depositary of: (i) certificates for Class A Shares or a timely book-entry confirmation of the deposit of Class A Shares into the Depositary’s account at the Book-Entry Transfer Facility (as defined in the Offer to Purchase); (ii) a properly completed and duly executed Letter of Transmittal (or manually signed facsimile of the Letter of Transmittal), including any required signature guarantee (or, in the case of a book-entry transfer, an Agent’s Message (as defined in the Offer to Purchase)); and (iii) any other required documents. Under no circumstances will the Company pay interest on the purchase price, even if there is a delay in making payment.

Because of the difficulty in determining the number of Class A Shares properly tendered and not properly withdrawn, and because of the proration and conditional tender provisions described in the Offer to Purchase, the Company expects that it will not be able to announce the final proration factor or commence payment for any Class A Shares purchased pursuant to the Offer until at least three business days after the Expiration Date. The preliminary results of any proration will be announced by press release as promptly as practicable after the Expiration Date.

Tenders of Class A Shares are irrevocable, except that such Class A Shares may be withdrawn at any time prior to the Expiration Date and, if after 12:00 Midnight, New York City time, at the end of Thursday, November 12, 2020 the Company has not accepted for payment such Class A Shares, stockholders may also withdraw such Class A Shares at any time thereafter. For a withdrawal to be effective, a written notice of withdrawal must be received in a timely manner by the Depositary at one of its addresses listed on the back cover of the Offer to Purchase. Any such notice of withdrawal must specify the name of the person having tendered the Class A

Shares to be withdrawn, the number of Class A Shares to be withdrawn and the name of the registered holder of the Class A Shares to be withdrawn, if different from the name of the person who tendered the Class A Shares. If certificates for Class A Shares have been delivered or otherwise identified to the Depositary, then, prior to the physical release of those certificates, the serial numbers shown on those certificates must be submitted to the Depositary and, unless an Eligible Institution (as defined in the Offer to Purchase) has tendered those Class A Shares, an Eligible Institution must guarantee the signatures on the notice of withdrawal. If a stockholder has used more than one Letter of Transmittal or has otherwise tendered Class A Shares in more than one group of Class A Shares, the stockholder may withdraw Class A Shares using either separate notices of withdrawal or a combined notice of withdrawal, so long as the information specified above is included. If Class A Shares have been delivered in accordance with the procedures for book-entry transfer described in the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Class A Shares and otherwise comply with the Book-Entry Transfer Facility’s procedures.

The Company will decide, in its sole discretion, all questions as to the form and validity, including time of receipt, of notices of withdrawal, and each such decision will be final and binding on all parties absent a finding to the contrary by a court of competent jurisdiction, subject to a stockholder’s right to challenge our determination in a court of competent jurisdiction. None of the Company, its Board of Directors, BofA Securities, Inc. and Citigroup Global Markets Inc., as joint dealer managers (the “Joint Dealer Managers”), Equiniti Trust Company, as the Depositary, D.F. King & Co., Inc., as the information agent (the “Information Agent”), or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

The Company’s Board of Directors has determined that it is in the best interests of the Company and its stockholders to repurchase Class A Shares pursuant to its share repurchase program, and the Company’s management believes that, at this time, it is a prudent use of the Company’s financial resources and an effective way to provide value to its stockholders. The Company is making the Offer because it believes that the “modified Dutch auction” tender offer set forth in the Offer to Purchase represents an efficient mechanism to provide the Company’s stockholders with the opportunity to tender all or a portion of their Class A Shares and thereby receive a return of capital of some or all of their investment if they so elect. The Offer provides stockholders with an opportunity to obtain liquidity with respect to all or a portion of their Class A Shares without potential disruption to the Class A Share price. In addition, if the Company completes the Offer, stockholders who do not participate in the Offer will automatically increase their relative percentage ownership interest in the Company and its future operations at no additional cost to them. These stockholders will also bear the attendant risks and rewards associated with owning the equity securities of the Company.

The Offer also provides stockholders with an efficient way to sell their Class A Shares without incurring broker’s fees or commissions associated with open market sales. Where Class A Shares are tendered by the registered owner of those Class A Shares directly to the Depositary, the sale of those Class A Shares in the Offer will permit the tendering stockholder to avoid the usual transaction costs associated with open market transactions. Stockholders holding Class A Shares in a brokerage account or otherwise through brokers may be subject to transaction costs. Furthermore, Odd Lot Holders who hold Class A Shares registered in their names and tender their Class A Shares directly to the Depositary and whose Class A Shares are purchased in the Offer will avoid not only the payment of brokerage commissions but also any applicable odd lot discounts that might be payable on sales of their Class A Shares in transactions on The Nasdaq Stock Market.

Generally, if you are a U.S. Holder (as defined in the Offer to Purchase), your receipt of cash from the Company in exchange for the Class A Shares you tender will be a taxable transaction for United States federal income tax purposes. The cash you receive for your tendered Class A Shares will generally be treated for United States federal income tax purposes either as consideration received in respect of a sale or exchange of the Class A Shares purchased by the Company or as a distribution from the Company in respect of Class A Shares. The Company urges you to consult your own tax advisor as to the particular tax consequences to you of the Offer. If you are a non-U.S. Holder (as defined in the Offer to Purchase), because it is unclear whether the cash you receive in connection with the Offer will be treated (i) as proceeds of a sale or exchange or (ii) as a distribution, the Depositary or other applicable withholding agent may treat such payment as a dividend distribution for withholding purposes. Accordingly, if you are a non-U.S. Holder, you may be subject to withholding on payments to you at a rate of 30% of the gross proceeds paid, unless you establish an entitlement to a reduced rate of withholding by timely completing, under penalties of perjury, the applicable Form W-8. Non-U.S. Holders are urged to consult their tax advisors regarding the application of United States federal income tax withholding and backup withholding, including eligibility for a withholding tax reduction or exemption and the refund procedure. All stockholders should read carefully the Offer to Purchase, in particular Section 3 and Section 13, for additional information regarding the United States Federal income tax consequences of participating the Offer and should consult their financial and tax advisors.

The Company’s Board of Directors has authorized the Company to make the Offer. However, none of the Company, the members of its Board of Directors, the Joint Dealer Managers, the Depositary or the Information Agent makes any recommendation to any stockholder as to whether to tender or refrain from tendering any Class A Shares or as to the price or prices at which stockholders may choose to tender their Class A Shares. None of the Company, the members of its Board of Directors, the Joint Dealer Managers, the Depositary or the Information Agent has authorized any person to make any recommendation with respect to the Offer. Stockholders should carefully evaluate all information in the Offer to Purchase and in the related Letter of Transmittal and should consult their own financial and tax advisors. Stockholders must decide whether to tender their Class A Shares and, if so, how many Class A Shares to tender and the price or prices at which a stockholder will tender. In doing so, a stockholder should read carefully the information in the Offer to Purchase and in the related Letter of Transmittal before making any decision with respect to the Offer.

The information required to be disclosed by Rule 13e-4(d)(1) of the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference. The Company is also filing with the Securities and Exchange Commission an Issuer Tender Offer Statement on Schedule TO, which includes certain additional information relating to the Offer.

Copies of the Offer to Purchase and the related Letter of Transmittal are being mailed to all holders of the Class A Shares, including brokers, dealers, commercial banks and trust companies whose names, or the names of whose nominees, appear on the Company’s stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Class A Shares. The Offer is explained in detail in those materials.

Questions or requests for assistance may be directed to the Information Agent or the Joint Dealer Managers, at their respective addresses and telephone numbers set forth below. Copies of the Offer to Purchase, the Letter of Transmittal and other related materials will be furnished promptly by the Information Agent at the Company’s expense. Stockholders may also contact their broker, dealer, commercial bank, trust company or other nominee or trust company for assistance concerning the Offer.

The Information Agent for the Offer is:

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, New York 10005

Stockholders (toll-free): (877) 478-5043

Banks and Brokers: (212) 269-5550

Email: AMCX@dfking.com

The Joint Dealer Managers for the Offer are:

BofA Securities, Inc.

Bank of America Tower

One Bryant Park

New York, New York 10036

Call Toll Free: (888) 803-9655

Citigroup Global Markets Inc.

388 Greenwich Street

New York, New York 10013

Call Toll Free: (877) 531-8365

September 16, 2020